Exhibit 8.1

LIST OF SUBSIDIARIES

Entity Name (100% ownership unless stated otherwise)	Jurisdiction of Incorporation	Direct Parent Company
Smart Repair Pro	California	Jeffs’ Brands Ltd
Pure NJ Logistics LLC	Delaware	Smart Repair Pro
Top Rank Ltd.	Israel	Jeffs’ Brands Ltd
Jeffs’ Brands Holdings Inc.	Delaware	Jeffs’ Brands Ltd
SciSparc Nutraceuticals Inc.	Delaware	Jeffs’ Brands Holdings Inc.
Fort Products Ltd.	England and Wales	Jeffs’ Brands Ltd
Fort Products LLC	Delaware	Jeffs’ Brands Holdings Inc.